SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)
(Amendment No. 32)*

Golden Queen Mining Co. Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38115J100

(CUSIP Number)

Thomas M. Clay

70 Main Street, Suite 300

Peterborough, NH 03458

United States of America

(603) 371-9032

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 5, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 22 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 38115J100		Page 2 of 22 Pages

1	Names of Reporting Person Thomas M. Clay

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF, AF, OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 115,415,412 shares of Common Stock(1)

	8	Shared Voting Power 21,339,005 shares of Common Stock(2)

	9	Sole Dispositive Power 115,415,412 shares of Common Stock(1)

	10	Shared Dispositive Power 21,339,005 shares of Common Stock(2)

11	Aggregate Amount Beneficially Owned by Reporting Person 136,754,417 shares of Common Stock(1), (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 43.6%(3)

14	Type of Reporting Person (See Instructions) IN, HC

(1)

Includes (i) 6,658,116 shares of common stock (“Common Stock”) of Golden Queen Mining Co. Ltd. (the “Company” or “Golden Queen”) held directly by Mr. Thomas M. Clay, (ii) 257,500 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable options of the Company held directly by Mr. Thomas M. Clay, and (iii) 108,499,796 shares of Common Stock held by the Estate of Landon Thomas Clay (the “Estate”), for which Mr. Thomas M. Clay is the executor. Mr. Thomas M. Clay disclaims beneficial ownership of the shares of Common Stock held by the Estate.

(2)

Includes (i) 807,250 shares of Common Stock held by Arctic Coast Petroleums, Ltd. (“Arctic Coast”), for which Mr. Thomas M. Clay is a director, (ii) 7,031,755 shares of Common Stock held by the Monadnock Charitable Annuity Lead Trust dated May 31, 1996 (the “Monadnock Trust”), for which East Hill Management Company, LLC (“East Hill”) is the investment manager, (iii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009 (the “LTC Trust”), for which Mr. Thomas M. Clay is a trustee, and (iv) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009 (the “CF Trust” and, together with the LTC Trust, the “Trusts”), for which Mr. Thomas M. Clay is a trustee and has a residual beneficial interest. The CF Trust holds a 50% beneficial interest of the shares of Common Stock held by Arctic Coast, and Mr. Thomas M. Clay therefore disclaims beneficial ownership of 50% of the shares of Common Stock held by Arctic Coast. Mr. Thomas M. Clay is the sole manager of East Hill.

(3)

Based on 313,858,944 shares of Common Stock of the Company outstanding, calculated as follows: (i) 300,101,444 shares of Common Stock of the Company as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018, (ii) 257,500 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable options of the Company held directly by Mr. Thomas M. Clay, and (iii) an aggregate of 13,500,000 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the Trusts.

SCHEDULE 13D

CUSIP No. 38115J100		Page 3 of 22 Pages

1	Names of Reporting Person Estate of Landon Thomas Clay

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 108,499,796 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 108,499,796 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 108,499,796 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 36.2%(4)

14	Type of Reporting Person (See Instructions) OO

(4)                                 Based on 300,101,444 shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

SCHEDULE 13D

CUSIP No. 38115J100		Page 4 of 22 Pages

1

Names of Reporting Person
Brian James, solely in his capacity as trustee of the Monadnock Charitable Annuity Lead Trust dated May 31, 1996, the Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009, and the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares of Common Stock

	8	Shared Voting Power 21,339,005 shares of Common Stock (5)

	9	Sole Dispositive Power 0 shares of Common Stock

	10	Shared Dispositive Power 21,339,005 shares of Common Stock (5)

11	Aggregate Amount Beneficially Owned by Reporting Person 21,339,005 shares of Common Stock (5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 6.8%(6)

14	Type of Reporting Person (See Instructions) HC

(5)

Includes (i) 7,031,755 shares of Common Stock held by the Monadnock Trust, for which Mr. Brian James is sole trustee, (ii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust, for which Mr. Brian James is a trustee, (iii) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the CF Trust, for which Mr. Brian James is a trustee, and (iv) 807,250 shares of Common Stock held by Arctic Coast, which are deemed to be beneficially owned by the CF Trust. Mr. Brian James disclaims beneficial ownership of the shares of Common Stock held by the Monadnock Trust, Arctic Coast and the Trusts.

(6)

Based on 313,601,144 shares of Common Stock of the Company outstanding, calculated as follows: (i) 300,101,444 shares of Common Stock of the Company as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018, and (ii) an aggregate of 13,500,000 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the Trusts.

SCHEDULE 13D

CUSIP No. 38115J100		Page 5 of 22 Pages

1	Names of Reporting Person Lavinia D. Clay

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,665,451 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 12,665,451 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 12,665,451 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 4.2%(7)

14	Type of Reporting Person (See Instructions) IN

(7)           Based on 300,101,444 shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

SCHEDULE 13D

CUSIP No. 38115J100		Page 6 of 22 Pages

1	Names of Reporting Person Cassius M. C. Clay

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,465,398 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 1,465,398 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 1,465,398 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) Less than 1.0%(8)

14	Type of Reporting Person (See Instructions) IN

(8)           Based on 300,101,444 shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

SCHEDULE 13D

CUSIP No. 38115J100		Page 7 of 22 Pages

1	Names of Reporting Person Landon H. Clay

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,665,471 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 5,665,471 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 5,665,471 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 1.9%(9)

14	Type of Reporting Person (See Instructions) IN

(9)           Based on 300,101,444 shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

SCHEDULE 13D

CUSIP No. 38115J100		Page 8 of 22 Pages

1	Names of Reporting Person Richard T. Clay

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,065,328 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 4,065,328 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 4,065,328 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 1.4%(10)

14	Type of Reporting Person (See Instructions) IN

(10)         Based on 300,101,444 shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

SCHEDULE 13D

CUSIP No. 38115J100		Page 9 of 22 Pages

1	Names of Reporting Person Monadnock Charitable Annuity Lead Trust dated May 31, 1996

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 7,031,755 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 7,031,755 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 7,031,755 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 2.3%(11)

14	Type of Reporting Person (See Instructions) OO

(11)         Based on 300,101,444 shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

SCHEDULE 13D

CUSIP No. 38115J100		Page 10 of 22 Pages

1	Names of Reporting Person Arctic Coast Petroleums Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 807,250 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 807,250 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 807,250 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) Less than 1.0%(12)

14	Type of Reporting Person (See Instructions) CO

(12)         Based on 300,101,444 shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

SCHEDULE 13D

CUSIP No. 38115J100		Page 11 of 22 Pages

1	Names of Reporting Person EHT, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 31,355,821 shares of Common Stock(13)

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 31,355,821 shares of Common Stock(13)

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 31,355,821 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 10.3%(14)

14	Type of Reporting Person (See Instructions) OO

(13)

Includes (i) 26,855,821 shares of Common Stock of the Company and (ii) 4,500,000 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by EHT, LLC.

(14)

Based on 304,601,444 shares of Common Stock of the Company outstanding, calculated as follows: (i) 300,101,444 shares of Common Stock of the Company as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018, and (ii) an aggregate of 4,500,000 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by EHT, LLC.

SCHEDULE 13D

CUSIP No. 38115J100		Page 12 of 22 Pages

1	Names of Reporting Person Jonathan Clay

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 34,389,234 shares of Common Stock(15)

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 34,389,234 shares of Common Stock(15)

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 34,389,234 shares of Common Stock(15)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 11.3%(16)

14	Type of Reporting Person (See Instructions) IN

(15)

Includes (i) 2,983,413 shares of Common Stock of the Company held directly by Mr. Jonathan Clay, (ii) 50,000 shares of Common Stock held by 933 Milledge LLC, for which Mr. Jonathan Clay is the sole manager, (iii) 26,855,821 shares of Common Stock held by EHT, LLC, for which Mr. Jonathan Clay is the sole manager, and (iv) 4,500,000 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by EHT, LLC.

(16)

Based on 304,601,444 shares of Common Stock of the Company outstanding, calculated as follows: (1) 300,101,444 shares of Common Stock of the Company as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018, and (ii) an aggregate of 4,500,000 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by EHT.

SCHEDULE 13D

CUSIP No. 38115J100		Page 13 of 22 Pages

1	Names of Reporting Person 933 Milledge, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 50,000 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 50,000 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 50,000 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) Less than 1.0%(17)

14	Type of Reporting Person (See Instructions) OO

(17)

Based on 300,101,444 shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

SCHEDULE 13D

CUSIP No. 38115J100		Page 14 of 22 Pages

1	Names of Reporting Person James Clay

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 118,400 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 118,400 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 118,460 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) Less than 1.0%(18)

14	Type of Reporting Person (See Instructions) IN

(18)

Based on 300,101,444 shares of Common Stock of the Company outstanding as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018.

SCHEDULE 13D

CUSIP No. 38115J100		Page 15 of 22 Pages

1	Names of Reporting Person Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,740,600 shares of Common Stock(19)

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 10,740,600 shares of Common Stock(19)

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 10,740,600 shares of Common Stock(19)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 3.4%(20)

14	Type of Reporting Person (See Instructions) OO

(19)	Consists of 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust.

(20)

Based on 310,842,044 shares of Common Stock of the Company outstanding, calculated as follows: (i) 300,101,444 shares of Common Stock of the Company as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018, and (ii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust.

SCHEDULE 13D

CUSIP No. 38115J100		Page 16 of 22 Pages

1	Names of Reporting Person Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,759,400 shares of Common Stock(21)

	8	Shared Voting Power 807,250 shares of Common Stock

	9	Sole Dispositive Power 2,759,400 shares of Common Stock(21)

	10	Shared Dispositive Power 807,250 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Reporting Person 3,566,650 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 1.2%(22)

14	Type of Reporting Person (See Instructions) OO

(21)	Consists of 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust.

(22)

Based on 303,668,094 shares of Common Stock of the Company outstanding, calculated as follows: (i) 300,101,444 shares of Common Stock of the Company as reported in the Company’s Form 10-Q for the quarter ended September 30, 2018, filed with the Securities and Exchange Commission on November 8, 2018, (ii) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the CF Trust, and (iii) 807,250 shares of Common Stock held by Arctic Coast, which are deemed to be beneficially owned by the CF Trust.

This Amendment No. 32 to Schedule 13D (this “Amendment”) is being filed by the undersigned to amend and restate the disclosures contained in the Schedule 13D originally filed on June 2, 2006 by Mr. Landon T. Clay, as subsequently amended by a Schedule 13D/A filed on February 2, 2010 by Mr. Landon T. Clay and Mr. Thomas M. Clay, as amended by those certain Schedules 13D/A filed on April 16, 2010, June 16, 2010, February 10, 2011, April 12, 2011, October 14, 2011, and February 9, 2012, as amended by a Schedule 13D/A filed on April 25, 2012 by Mr. Landon T. Clay, Mr. Thomas M. Clay and the LTC Trust, as amended by those certain Schedules 13D/A filed on July 16, 2012, October 26, 2012, February 21, 2013, March 27, 2013, May 2, 2013, July 30, 2013, July 31, 2013, December 10, 2013, March 26, 2014, June 18, 2014, July 25, 2014, January 15, 2015, and August 13, 2015, as amended by a Schedule 13D/A filed on December 31, 2015 by Mr. Landon T. Clay, Mr. Thomas M. Clay, the LTC Trust and Mr. Brian James, as amended by a Schedule 13D/A filed on January 27, 2016 by Mr. Landon T. Clay, Mr. Thomas M. Clay, the LTC Trust, Mr. Brian James and the Landon T. Clay 2016-2 Annuity Trust u/a dated January 14, 2016 (the “2016-2 GRAT”), as amended by a Schedule 13D/A filed on August 4, 2016, as amended by a Schedule 13D/A filed on December 2, 2016 by Mr. Landon T. Clay, Mr. Thomas M. Clay, the LTC Trust, Mr. Brian James, the 2016-2 GRAT and Mr. Richard T. Clay, as amended by a Schedule 13D/A filed on February 3, 2017, as amended by a Schedule 13D/A filed on January 5, 2018 by Mr. Thomas M. Clay, the Estate, the LTC Trust, Mr. Brian James, and the 2016-2 GRAT, as amended by Schedule 13D/A filed on February 8, 2018, as amended by Schedule 13D/A filed on March 8, 2018 by Mr. Thomas M. Clay, the Estate, the LTC Trust and Mr. Brian James, and as amended by Schedule 13D/A filed on July 26, 2018 by Mr. Thomas M. Clay, the Estate and Mr. Brian James, and as amended by Schedule 13D/A filed on January 7, 2019 by the undersigned (as so amended, the “Schedule 13D”). The undersigned are hereinafter referred to as the “Reporting Persons.”

Item 1. Security and Issuer.

This Amendment relates to the Common Stock of Golden Queen. The principal executive office of the Company is 6411 Imperial Ave., West Vancouver, BC V7W 2J5.

Item 2. Identity and Background.

There have been no material changes to the information previously reported under Item 2 in the Schedule 13D with respect to the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration.

There have been no material changes to the information previously reported under Item 3 in the Schedule 13D with respect to the Reporting Persons.

Item 4. Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

All of the shares of Common Stock beneficially owned by the Reporting Persons and reported in this statement were acquired for investment purposes. As the Chairman of the Company’s Board of Directors and Chief Executive Officer of the Company, Mr. Thomas M. Clay may have influence over the corporate activities of the Company, including activities that would relate to, or result in any of the actions enumerated in the instructions for the completion of Item 4 of this statement. As of the date hereof, the shares of Common Stock beneficially held by the Reporting Persons are being held with a purpose or effect of influencing or changing control of the Company.

The Reporting Persons have determined, as of January 3, 2019, that they, and/or an entity that they may form (which any such entity may include ownership by other affiliates or insiders of the Company, persons related to or affiliated with the Reporting Persons, and/or persons unrelated and unaffiliated with the Reporting Persons), intend to engage in discussions with the Company’s management, board of directors, other stockholders, and other relevant parties for the purposes of considering an acquisition transaction with respect to the Company and initiated by the Reporting Persons. On January 4, 2019, the Reporting Persons submitted a preliminary, non-binding letter (the “Proposal Letter”) to the Company’s board of directors. In the Proposal Letter, the Reporting Persons proposed to acquire all of the outstanding equity interests of Golden Queen Mining Company, LLC held indirectly by the Company in exchange for (i) the surrender of the notes and all indebtedness held by the Reporting Persons under that certain Second Amended and Restated Term Loan Agreement dated as of November 21, 2016, as amended, (ii) the surrender of all shares of Common Stock and warrants and options to acquire shares of Common Stock beneficially held by the Reporting Persons, (iii) a cash payment, and (iv) other good and valuable consideration. The description of the Proposal Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Proposal Letter, a copy of which is attached hereto as Exhibit 4 and incorporated herein by reference. The Reporting Persons intend to engage in discussions with the Company’s board of directors and management with respect to the Proposal Letter. Following the submission of the Proposal Letter, the Reporting Persons issued a press release announcing the proposal. A copy of the press release is attached hereto as Exhibit 5 and incorporated herein by reference.

On February 5, 2019, the Company and the Reporting Issuers executed a term sheet for the acquisition by the Reporting Persons of all of the issued and outstanding equity interests of Golden Queen Mining Holdings Inc., which directly holds a 50% interest in Golden Queen Mining Company, LLC, held directly or indirectly by the Company (the “Term Sheet”). The Term Sheet is binding in certain limited respects but is generally non-binding. The Term Sheet provides that, upon the terms and subject to the conditions set forth therein and as negotiated by the parties in the definitive agreement, among other things, (i) the applicable Reporting Persons shall tender and exchange all principal and interest due under that certain Second Amended and Restated Term Loan Agreement, dated as of November 21, 2016, as amended, among the Company and the other parties thereto, (ii) the applicable Reporting Persons shall tender and exchange all shares of Common Stock beneficially owned by such Reporting Persons, (iii) the applicable Reporting Persons shall tender and exchange all outstanding options to acquire shares of Common Stock held by such Reporting Persons, (iv) the applicable Reporting Persons shall tender and exchange all outstanding warrants to acquire shares of Common Stock held by such Reporting Persons, (v) the applicable Reporting Persons shall deliver to the Company $4.25 million (the “Cash Payment”), and (vi) the Company shall deliver to the Purchasers all issued and outstanding equity interests of Golden Queen Mining Holdings Inc. The Term Sheet also contains provisions governing possible contingent payments to GQM. The description of the Term Sheet does not purport to be complete and is qualified in its entirety by reference to the full text of the Term Sheet, a copy of which is attached hereto as Exhibit 20. The Reporting Persons intend that the source of the Cash Payment will be available cash and cash equivalents held by the Reporting Persons or their affiliates.

The foregoing is subject to change at any time, without notice. Except as otherwise described above in this Item 4, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result, in any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although each of the Reporting Persons reserves the right to formulate such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer.

There have been no material changes to the information previously reported under Item 3 in the Schedule 13D with respect to the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Effective as of December 31, 2014, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the parties named therein. Pursuant to the Registration Rights Agreement, certain parties thereto can require the Company, subject to the terms and conditions of the Registration Rights Agreement, to register under the Securities Act securities of the Company beneficially owned by such certain parties as of December 31, 2014 or acquired thereafter and prior to July 1, 2015. The Registration Rights Agreement was amended and restated on June 8, 2015 (the “Amended and Restated Registration Rights Agreement”) to reflect the transactions contemplated by the Amended and Restated Term Loan Agreement, under which the Company is borrower, including by the addition of certain lenders party to the Amended and Restated Term Loan Agreement as parties holding registration rights under the Amended and Restated Registration Rights Agreement.

Effective as of January 7, 2019, the Reporting Persons entered into a Sharing and Consent Agreement (the “Sharing Agreement”). The Sharing Agreement provides for the pro rata payment by the Reporting Persons of expenses that may arise from their participation in the group, including legal fees, Securities and Exchange Commission filing expenses, expenses that may arise in communicating with the Company or its shareholders, investment banking fees, fees and expenses of proxy solicitors, litigation expenses and indemnification expenses.  The Sharing Agreement also contains a power of attorney provision that allows Thomas M. Clay to take certain actions on behalf of the Reporting Persons and prohibits the Reporting Persons from taking certain actions, or requires consultation among the Reporting Persons, with respect to certain matters relating to the ownership and voting of the Company’s securities.  The Sharing Agreement is filed as Exhibit 6 hereto.

The descriptions of the Registration Rights Agreement, the Amended and Restated Registration Rights Agreement, the Sharing Agreement and the Term Sheet in this Schedule 13D do not purport to be complete descriptions and are qualified in their entirety by reference to the full text of such agreements, which are incorporated herein by reference. The Term Sheet is filed as Exhibit 20 hereto.

Item 7. Material to be Filed as Exhibits

Exhibit 1

Joint Filing Agreement, dated as of January 7, 2019, among the Estate of Landon Thomas Clay, Thomas M. Clay, Brian James, solely in his capacity as trustee of the Monadnock Trust and the Trusts, Lavinia D. Clay, Cassius M. C. Clay, Landon H. Clay, Richard T. Clay, Jonathan Clay, James Clay, the Monadnock Charitable Annuity Lead Trust

dated May 31, 1996, the Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009, the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009, Arctic Coast Petroleums Ltd., EHT, LLC and 933 Milledge, LLC.*

Exhibit 2	Registration Rights Agreement, dated as of June 8, 2014 (Incorporated by reference to the Company’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 3	Amended and Restated Registration Rights Agreement, dated as of June 8, 2015 (Incorporated by reference to the Company’s Current Report on Form 8-K filed on June 9, 2015).

Exhibit 4	Letter to the Board of Directors of the Company, dated January 4, 2019.*

Exhibit 5	Press Release, dated January 7, 2019.*

Exhibit 6

Sharing and Consent Agreement, dated as of January 7, 2019, among the Estate of Landon Thomas Clay, Thomas M. Clay, Brian James, solely in his capacity as trustee of the Monadnock Trust and the Trusts, Lavinia D. Clay, Cassius M. C. Clay, Landon H. Clay, Richard T. Clay, Jonathan Clay, James Clay, the Monadnock Charitable Annuity Lead Trust dated May 31, 1996, the Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009, the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009, Arctic Coast Petroleums Ltd., EHT, LLC and 933 Milledge, LLC.*

Exhibit 7	Power of Attorney of Lavinia D. Clay.*

Exhibit 8	Power of Attorney of Cassius M. C. Clay.*

Exhibit 9	Power of Attorney of Landon H. Clay.*

Exhibit 10	Power of Attorney of Richard T. Clay.*

Exhibit 11	Power of Attorney of Jonathan Clay.*

Exhibit 12	Power of Attorney of James Clay.*

Exhibit 13	Power of Attorney of Estate of Landon Thomas Clay.*

Exhibit 14	Power of Attorney of Monadnock Charitable Annuity Lead Trust dated May 31, 1996.*

Exhibit 15	Power of Attorney of Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009.*

Exhibit 16	Power of Attorney of Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009.*

Exhibit 17	Power of Attorney of Arctic Coast Petroleums Ltd.*

Exhibit 18	Power of Attorney of EHT, LLC.*

Exhibit 19	Power of Attorney of 933 Milledge, LLC.*

Exhibit 20	Letter to Thomas M. Clay, authorized representative of the Reporting Persons, dated February 5, 2019.

* Included as an exhibit to the Schedule 13D/A filed on January 7, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 5, 2019	ESTATE OF LANDON THOMAS CLAY

	By:	/s/ Thomas M. Clay
Thomas M. Clay, Executor

February 5, 2019	THOMAS M. CLAY

	By	/s/ Thomas M. Clay
Thomas M. Clay, individually

February 5, 2019	LAVINIA D. CLAY

	By	/s/ Thomas M. Clay
under Power of Attorney dated January 7, 2019, from Lavinia D. Clay

February 5, 2019	CASSIUS M. C. CLAY

	By	/s/ Thomas M. Clay
under Power of Attorney dated January 7, 2019, from Cassius M. C. Clay

February 5, 2019	LANDON H. CLAY

	By	/s/ Thomas M. Clay
under Power of Attorney dated January 7, 2019, from Landon H. Clay

February 5, 2019	RICHARD T. CLAY

	By	/s/ Thomas M. Clay
under Power of Attorney dated January 7, 2019, from Richard T. Clay

February 5, 2019	JONATHAN CLAY

	By	/s/ Thomas M. Clay
under Power of Attorney dated January 7, 2019, from Jonathan Clay

February 5, 2019	JAMES CLAY

	By	/s/ Thomas M. Clay
under Power of Attorney dated January 7, 2019, from James Clay

February 5, 2019	MONADNOCK CHARITABLE ANNUITY LEAD TRUST DATED MAY 31, 1996

	By	/s/ Thomas M. Clay
under Power of Attorney dated January 7, 2019, from the Monadnock Charitable Annuity Lead Trust dated May 31, 1996

February 5, 2019	LANDON T. CLAY 2009 IRREVOCABLE TRUST U/A DATED MARCH 6, 2009

	By	/s/ Thomas M. Clay
under Power of Attorney dated January 7, 2019, from the Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009

	By	/s/ Thomas M. Clay
Thomas M. Clay, Trustee

February 5, 2019	CLAY FAMILY 2009 IRREVOCABLE TRUST U/A DATED APRIL 14, 2009

	By	/s/ Thomas M. Clay
under Power of Attorney dated January 7, 2019, from the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009

	By	/s/ Thomas M. Clay
Thomas M. Clay, Trustee

February 5, 2019	ARCTIC COAST PETROLEUMS LTD.

	By	/s/ Thomas M. Clay
under Power of Attorney dated January 7, 2019, from Arctic Coast Petroleums Ltd.

February 5, 2019	EHT, LLC

	By	/s/ Thomas M. Clay
under Power of Attorney dated January 7, 2019, from EHT, LLC

February 5, 2019	933 MILLEDGE, LLC

	By	/s/ Thomas M. Clay
under Power of Attorney dated January 7, 2019, from 933 Milledge, LLC

February 5, 2019

East Hill Management Company, LLC

70 Main Street, Suite 300

Peterborough, NH 03458 USA

Attention:                                  Thomas M. Clay, authorized representative of the parties listed in Schedule I attached hereto (collectively, the “Purchasers”)

Dear Sir:

We refer to the letter addressed to the Board of Directors of Golden Queen Mining Co. Ltd. (the “Seller”) from the Purchasers and the non-binding term sheet for the purchase of the units of an indirect subsidiary of the Seller attached thereto as Exhibit A (the “First Term Sheet”) dated January 4, 2019 and filed with the U.S. Securities and Exchange Commission on EDGAR on January 7, 2019 as Schedule 13D/A.  A concurrent filing with respect to the First Term Sheet was made with the applicable Canadian securities regulators on SEDAR on January 7, 2019 as an early warning report.

We are writing to propose a non-binding term sheet attached hereto as Exhibit A (the “Term Sheet”) with respect to the proposed acquisition by the Purchasers of all of the outstanding shares of Golden Queen Mining Holdings, Inc. (the “Company”) owned directly or indirectly by the Seller pursuant to the transaction (the “Proposed Transaction”) described in the Term Sheet. A binding agreement between the Purchasers and the Seller with regard to the Proposed Transaction will only occur when the parties have negotiated, approved, executed and delivered a mutually acceptable legally binding agreement (the “Definitive Agreement”). The parties agree to work together in good faith towards signing the Definitive Agreement by February 8, 2019.

We are prepared to work diligently with the Purchasers to effect the Proposed Transaction. If you are in agreement with the foregoing, we ask you to sign a duplicate copy of the attached Term Sheet and return it to us prior to 5:00PM (EST) on February 5, 2019. We look forward to working with you towards the successful completion of the Proposed Transaction.

Yours very truly,

Golden Queen Mining Co. Ltd.

By:	/s/ Guy Le Bel
	Name:	Guy Le Bel
	Title:	Chief Financial Officer

Schedule I

Purchasers

Estate of Landon Thomas Clay

Thomas M. Clay

Lavinia D. Clay

Cassius M.C. Clay

Landon H. Clay

Richard T. Clay

Jonathan Clay

James Clay

Clay Family 2009 Irrevocable Trust

LTC 2009 Irrevocable Trust

EHT, LLC

Monadnock Charitable Lead Annuity Trust dated May 31, 1996

Arctic Coast Petroleums, Ltd.

933 Milledge, LLC

Exhibit A

Term Sheet

(attached)

TERM SHEET FOR PURCHASE OF SHARES OF

GOLDEN QUEEN MINING HOLDINGS, INC.

February 5, 2019

This Term Sheet is not intended to be legally binding or to impose any obligation on the parties (except as provided under “Expenses,” “Confidentiality,” “Exclusivity” and “Governing Law” below) to negotiate definitive documentation or complete the transaction contemplated hereby (the “Proposed Transaction”).  All dollar amounts, where not otherwise specified, are in US dollars.

Seller:	Golden Queen Mining Co. Ltd. (the “Seller”)

Seller Subsidiary:	Golden Queen Mining Canada Ltd. (the “Seller Subsidiary”)

Company:	Golden Queen Mining Holdings, Inc. (the “Company”) which directly holds a 50% interest in Golden Queen Mining Company, LLC (“LLC”)

Purchasers:

Lenders holding the outstanding 2016 Term Loan, as described on Schedule I (the “Purchasers by Loan”)

Certain holders of common shares of the Seller, as described on Schedule II (the “Purchasers by Shares”)

Cash purchasers, as described on Schedule III (the “Purchasers by Cash” and, together with the Purchasers by Loan and the Purchasers by Shares, the “Purchasers”)

Proposed Transaction:

The proposed transaction will be structured as an acquisition by the Purchasers of all of the shares of the Company (the “Acquired Assets”) held directly or indirectly by the Seller through the Seller Subsidiary and representing 100% of the Company’s equity capitalization (the “Proposed Transaction”). The Purchasers shall acquire only the Acquired Assets and not any other assets of the Seller or any Seller Subsidiary and shall not assume or be liable for any debt or other liabilities of the Seller or the Seller Subsidiary (except for that certain Second Amended and Restated Term Loan Agreement dated as of November 21, 2016, as amended (the “2016 Term Loan”) tendered as part of the Purchase Price below).

Purchase Price:

$39.15 million, subject to necessary adjustment, as follows:

1.            Purchasers by Loan shall tender and exchange all principal and interest due under the 2016 Term Loan, expected to be approximately $26.6 million on the Closing Date, and all warrants to acquire Seller’s Common Shares; the principal and interest due under the 2016 Term Loan is subject to increase in the event that the 2016 Term Loan is extended (see below).

2.            Purchasers by Shares shall tender and exchange 177,701,229 of the Seller’s Common Shares, having a value of approximately $8.3 million based on a 20-day OTCQX VWAP of $0.0465 per share as of January 31, 2019.

3.            Purchasers by Shares shall tender and exchange all outstanding options to acquire Seller’s Common Shares.

4.            Purchasers by Cash shall deliver to the Seller $4.25 million cash.

5.            If at any time prior to June 30, 2020, (a) the Purchasers sell, transfer or assign the shares of the Company; (b) the Company sells, transfers or assigns its 50% ownership interest in the LLC; or (c) the LLC sells, transfers or assigns its interest in the Soledad Mountain Project, and such action listed in clauses (a)-(c) results in aggregate net proceeds to or to the account of the Purchasers of at least $55 million, subject to certain adjustments to be agreed upon by the parties (e.g., additional capital provided by the Purchasers following the date of this Term Sheet) (the “Threshold Amount”), then the Purchasers shall pay to the Seller or as the Seller directs, an amount equal to 20% of the amount by which such net proceeds exceed the Threshold Amount (the “Contingent Payment”) within three business days of the Purchasers’ (or the LLC’s) receipt of such net proceeds; provided, however, that no Contingent Payment will be due as a result of any transaction among members of the Purchasers or their affiliates or as a result of any internal reorganization of the Purchasers or their affiliates.

For valuation purposes, the total consideration afforded by the Proposed Transaction to the Seller consists of the Purchase Price and the value of the resulting TSX-listed company with no majority shareholder and cash of approximately $4.25 million.

2016 Term Loan:	Seller may, by written notice to the Purchasers by Loan, extend until the Outside Extension Date, the due date for any payments falling due under the loan made under the 2016 Term Loan.

Outside Extension Date:	May 21, 2019 whereby all amounts owed under the 2016 Term Loan shall immediately become due and payable in full.

Go-Shop Period:

For a period from the effective date of the Definitive Agreement until April 1, 2019 (the “Go-Shop Period”), the Seller shall be free to solicit alternative purchase offers for all of the outstanding Common Shares of the Seller or substantially all of the assets of the Seller, the Seller Subsidiary, and the Company, including the units of the LLC. The mechanics of the determination of an alternative offer that is superior to that proposed by the Purchasers (a “Superior Offer”) and related procedural requirements shall be set out in the Definitive Agreement. The Purchasers shall have the right to match any Superior Offer in accordance with the terms and conditions set forth in the Definitive Agreement and in the event a Superior Offer is accepted by the Seller and the Definitive Agreement is terminated, a break fee of $1 million shall be payable to the Purchasers.

Shareholder Meeting:

Each of the Seller and the Board of Directors of the Seller (the “Board”) shall use its best efforts to hold a special meeting of Seller’s shareholders (the “Shareholder Meeting”) and to obtain the Required Shareholder Vote within 45 days of the expiry of the Go-Shop Period. Seller shall instruct its legal counsel and advisors, including proxy solicitors (if applicable), to use best efforts to prepare all materials required for such Required Shareholder Vote, including proxy circulars, formal valuations and fairness opinions, and to provide support for the Proposed Transaction, regardless of the progress of any alternative discussions within the Go-Shop Period.

Required Shareholder Vote:

Approval of the Proposed Transaction at the Shareholder Meeting by (i) the holders (including the Purchasers) of two-thirds of the Seller’s outstanding Common Shares, and (ii) a majority of Seller’s shareholders other than the Purchasers, voting in person or by proxy.

Formal Valuation and Fairness Opinion:

The Seller shall engage a third party valuator to provide a formal valuation and fairness opinion, the contents of which shall be disclosed in the proxy circular sent to its shareholders in accordance with applicable securities laws.

Board of Directors:

Immediately following the execution of the Definitive Agreement, Mr. Thomas M. Clay shall step down as Chairman and CEO of the Seller and shall resign from all Board, officer and managerial positions with the Seller, the Seller Subsidiary, and the Company. If the Definitive Agreement is terminated for any reason, Mr. Thomas M. Clay shall be reinstated in his respective director, officer and managerial positions of the Seller, the Seller Subsidiary, and the Company, as applicable.

Upon request of the Purchasers, each of the directors, officers, and managers of the Company and the LLC appointed by Seller shall resign effective at Closing.

Contractual and Regulatory Approvals:

The Seller and Purchasers shall obtain all necessary approvals and consents for the sale of the Acquired Assets to the Purchaser required from third parties to Seller’s material contracts and any court, regulatory or governmental authorities as may be required in connection with the Proposed Transaction, on terms and conditions satisfactory to the Seller and Purchasers, acting reasonably, including applicable securities law and TSX policies.

Conditions Precedent to Closing:

1.                    All required consents and waivers from third parties, court, governmental authorities (including under FIRPTA) and regulators, including the TSX;

2.                    Required Shareholder Vote;

3.                    Approval from the Board of Directors (and Special Committee, as applicable) of the Seller and the Purchasers (as applicable); and

4.                    Other conditions customary for transactions of this type being satisfied or waived by one or both of the Seller or Purchasers at or prior to Closing.

Due Diligence:	None

Closing Date:	On or before May 21, 2019

Taxes:	The Proposed Transaction shall be structured on a tax efficient basis for both the Seller and the Purchasers.

Expenses:	Each of the Purchasers and the Seller will be responsible for its own expenses incurred in connection with the Proposed Transaction, whether or not the Proposed Transaction is consummated.

Representations and Warranties:	Representations, warranties and indemnities of the Seller and the Purchasers customary for transactions of this type.

Covenants:	Covenants of the Seller and the Purchasers customary for transactions of this type.

Confidentiality:

This Term Sheet is confidential and shall not be disclosed by the Seller or the Purchasers, except to the extent the Purchasers or any of their affiliates determine, in consultation with their legal counsel, that such disclosure is required by applicable law or is otherwise appropriate in connection with any filing by the Purchasers or any of their affiliates with the Securities and Exchange Commission (the “SEC”) or any stock exchange rule applicable to the Purchasers or any of their affiliates, or with consent from the other party. With respect to any news release required to be filed by the Seller, the Seller shall provide the Purchasers with reasonable opportunity to review and comment prior to release.

Exclusivity:

Following the Go-Shop Period, Seller shall cease all negotiations with other parties concerning any potential acquisition of any shares of the Company, the LLC or the Company’s indirect ownership of the Soledad Mountain Project, no matter how structured, including by sale of all or any significant or controlling part of the shares of the Company, by sale or license of all or any significant part of the property and assets of the Company or LLC, or by any merger or other business combination involving the Seller or otherwise

Governing Law:	New York

Counterparts:	This Term Sheet may be executed in counterparts and when so executed will constitute one document, notwithstanding that the parties are not signatories to the same counterpart.

We are prepared to work diligently with the Purchasers to effect the Proposed Transaction described herein. If you are in agreement with the foregoing, we would ask you to sign a duplicate copy of this Term Sheet and return it to us prior to 5:00PM (EST) on February 5, 2019.  We look forward to working with you towards the successful completion of the Proposed Transaction.

[Remainder of page left intentionally blank. Signature page follows.]

Yours very truly,

Golden Queen Mining Co. Ltd.

By:	/s/ Guy Le Bel
	Name:	Guy Le Bel
	Title:	Chief Financial Officer

Accepted, confirmed and agreed this 5th day of February, 2019

On behalf of the Purchasers

By:	/s/ Thomas M. Clay
	Name:	Thomas M. Clay
	Title:	Authorized Representative

Schedule I

Loan Balances as of February 5, 2019

	Balance	Interest through 2/5/19	Total

LTC 2009 Irrevocable Trust	$15,335,190.00	$537,941.63	$15,873,131.63

Clay Family 2009 Irrevocable	$3,39,810.00	$138,204.21	$4,078,014.21

EHT, LLC	$6,425,000.00	$225,381.94	$6,650,381.93

	$25,700,000	$901,527.78	$26,601,527.78

Schedule I

Estate of Landon T. Clay	108,499,796

Monadnock CLT	7,031,755

Thomas M. Clay	6,658,116

Arctic Coast Petroleums Ltd	807,250

EHT LLC	26,855,821

Jonathan Clay	3,683,413

933 Milledge, LLC	185,000

James Clay	118,400

Lavinia Clay	12,660,818

Lavinia Clay – IRA	4,663

Cassius M. C. Clay	1,465,398

Landon H. Clay	5,665,471

Richard T. Clay	4,065,328

Total	177,701,229

Schedule III

TBD LTC Family Entity	$3,187,500.00
TBD HC Family Entity	$1,062,500.00